                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                The Beard Company
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   07384-R-10-1
                                 (CUSIP Number)

           Rebecca G. Witcher, Secretary, Enterprise Plaza, Suite 200,
           5600 N. May Avenue Oklahoma City, OK 73112, (405) 842-2333
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  See Rule 13d-1(a) for parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 07384-R-10-1                                        Page 2 of 8 Pages


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         New York Life Insurance and Annuity Corporation
         I.R.S. Identification No. 13-3044743

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      / /                                (b)       /X/

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         N/A

5)       CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                          / /

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                           7)       SOLE VOTING POWER

                                    0
 NUMBERS OF
   SHARES                  8)       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          0
   EACH
 REPORTING                 9)       SOLE DISPOSITIVE POWER
  PERSON
   WITH                             0

                           10)      SHARED DISPOSITIVE POWER

                                    0
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CUSIP No. 07384-R-10-1                                        Page 3 of 8 Pages


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  0
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                    / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

14)      TYPE OF REPORTING PERSON*

         IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
         ATTESTATION.
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CUSIP No. 07384-R-10-1                                        Page 4 of 8 Pages


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         New York Life Insurance Company
         I.R.S. Identification No. 13-5582869

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) / /       (b) /X/

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         N/A

5)       CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) / /

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                           7)       SOLE VOTING POWER

                                    0
 NUMBERS OF
  SHARES                   8)       SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                           0
   EACH
 REPORTING                 9)       SOLE DISPOSITIVE POWER
  PERSON
   WITH                             0
                           10)      SHARED DISPOSITIVE POWER

                                    0
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CUSIP No. 07384-R-10-1                                        Page 5 of 8 Pages


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           0

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%

14)      TYPE OF REPORTING PERSON*

         IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
         ATTESTATION.
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New York Life Insurance and Annuity Company                         Page 6 of 8
CUSIP No.07384-R-10-1
New York Life Insurance Company
CUSIP No.07384-R-10-1


ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of The Beard Company (the "Issuer"). The address of the principal executive offices of the Issuer is Enterprise Plaza, Suite 200, 5600 N. May Avenue, Oklahoma City, Oklahoma 73112.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2(a), (b) and (c)

                  The name of the entities filing this statement are New York Life Insurance Company, a New York corporation ("NYLIC") and New York Life Insurance and Annuity Corporation, a Delaware corporation ("NYLIAC"). The principal business of each of NYLIC and NYLIAC is insurance. The address of the principal business of each NYLIC and NYLIAC is 51 Madison Avenue, New York, New York 10010.

                  Item 2(d)

                  During the last five years, neither the NYLIC nor, to the best knowledge of NYLIC, any of the executive officers or directors of NYLIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither the NYLIAC nor, to the best knowledge of NYLIAC, any of the executive officers or directors of NYLIAC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Item 2(e)

                  During the last five years, neither NYLIC nor, to the best knowledge of NYLIC, any of NYLIC's executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither NYLIAC nor, to the best knowledge of NYLIAC, any of NYLIAC'S executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Item 2(f)

                  NYLIC and NYLIAC are New York and Delaware corporations, respectively. Each of the executive officers and directors of NYLIC and NYLIAC are U.S. citizens, except for Robert J. Richardson, who is a citizen of Canada.


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New York Life Insurance and Annunity Company                  Page 7 of 8 Pages
CUSIP No.07384-R-10-1
New York Life Insurance Company
CUSIP No.07384-R-10-1

ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable

ITEM 4.           PURPOSE OF TRANSACTION.

                  Each of NYLIC and NYLIAC has sold its shares of the Common Stock, together with its shares of Series A Convertible Voting Preferred Stock, par value $1.00 per share, to certain third parties for cash consideration.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) and (b)

                  NYLIAC. As a result of the transaction described in Item 4, NYLIAC does not beneficially own any shares of any class of securities of the Issuer.

                  NYLIC. As a result of the transaction described in Item 4, NYLIC does not beneficially own any shares of any class of securities of the Issuer.

                  Executive Officers and Directors of NYLIAC. To the best knowledge of NYLIAC, none of the directors and executive officers of the NYLIAC own any of the Issuer's Capital Stock.

                  Executive Officers and Directors of NYLIC. To best knowledge of NYLIC, none of the directors and executive officers of the NYLIC own any of the Issuer's Capital Stock.

                  Item 5(c)

                  No transactions have been effected during the past sixty days by those entities listed in subparagraph (a) above in connection with the securities covered herein, except as reported herein.

                  Item 5(d)

                  No entities other than NYLIC and NYLIAC are known to have the right to receive the dividends or proceeds from the sale of securities deemed to be beneficially owned by NYLIC and NYLIAC.

                  Item 5(e)

                  Not applicable.

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New York Life Insurance and Annuity Corporation               Page 8 of 8 Pages
CUSIP No.07384-R-10-1
New York Life Insurance Company
CUSIP No.07384-R-10-1

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  NYLIC and NYLIAC have agreed to file this Amendment No. 1 to
Schedule 13D on behalf of each of NYLIC and NYLIAC.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None

                  This statement shall not be construed as an admission that New York Life Insurance Company is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than those securities owned in the name of New York Life Insurance Company.
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New York Life Insurance and Annuity Corporation               Page 8 of 8 Pages
CUSIP No.07384-R-10-1
New York Life Insurance Company
CUSIP No.07384-R-10-1


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


January 17, 1997                            NEW YORK LIFE INSURANCE COMPANY



                                            By       /s/ William Y. Cheng
                                                     --------------------------
                                                     William Y. Cheng
                                                     Vice President

         This statement shall not be construed as an admission that New York Life Insurance and Annuity Corporation is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than those securities owned in the name of New York Life Insurance and Annuity Corporation.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


January 17, 1997                            NEW YORK LIFE INSURANCE AND ANNUNITY
                                            CORPORATION



                                            By       /s/ William Y. Cheng
                                                     --------------------------
                                                     William Y. Cheng
                                                     Vice President